                                                                    Exhibit 99.1
                                                                          Page 1



                                      PR21

                                  July 31, 2003
                                  8:00 a.m. CDT


Moderator                  Ladies and  gentlemen,  thank you for standing by and
                           welcome to the Alloy Acquisition conference call. At this time all phone participants are in a listen-only mode. Later we will conduct a question and answer session. Instructions will be given at that time. As a reminder, this conference is being recorded. I would now like to turn the conference over to A.J.
                           Goodman of PR21. Please go ahead.


A. Goodman                 Yes hi,  good  morning.  Thank you for  joining us on
                           this  call  to  discuss   Alloy   Inc.'s   definitive
                           agreement to acquire dELiA*s Corp. This morning we issued an announcement prior to the markets open. If you have not received a copy of today's announcement, please contact my office at 212-299-8986 and one will forwarded to you immediately.


                           I'm going to read some Safe Harbor language now. The following language may contain forward-looking statements that involve risks and uncertainties, including statements regarding Alloy's expectations and beliefs regarding its future results or performance.

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                                                                    Exhibit 99.1
                                                                          Page 2


                           When used in this discussion, the words anticipate, belief, estimate, expect, expectations, project and intent are similar expressions and are intended to identify such forward-looking statements. Alloy's actual results could differ materially from those projected in the forward-looking statements. Alloy does not intend to update any forward-looking statements except as required by law. For a complete copy of the Safe Harbor advisory, please refer to today's press release. At this time I'm pleased to introduce Alloy's Chairman and CEO, Matt Diamond.

M. Diamond                 Good  morning  and thank you for  joining us today to
                           discuss the announcement regarding Alloy's definitive
                           agreement  to acquire  dELiA*s  Corporation.  With me
                           today  are  Jim  Johnson,  our  President  and  Chief
                           Operating  Officer,   and  Sam  Gradess,   our  Chief
                           Financial Officer.

                           As discussed in this morning's press release we have reached a definitive agreement to acquire dELiA*s Corporation in exchange for $50 million in cash consideration. We anticipate that the transaction will close sometime during our third quarter of fiscal 2003. In bringing dELiA*s merchandise business together with Alloy's we expect to achieve the scale, growth, trajectory and operating profitability necessary to drive significant expansion of shareholder value.

                                                                    Exhibit 99.1
                                                                          Page 3


                           Their are numerous revenue and cost synergies to capture and the enhancement of our media assets with the addition of the dELiA*s brand, catalog reach Web site and physical presence broadens our advertising service capabilities.

                           In light of our increased opportunities in the merchandise business we have hired Walter Killough, Jr., formerly the Chief Operating Officer at J Crew, to oversee direct marketing operations. Walter will be joined by Evan Guillemin, the Chief Operating Officer at dELiA*s and Sharon Palmer, Alloy's Head of Merchandising, in running the merchandise business. The team will have strong growth platforms in the area of direct marketing, retail stores, and product licensing.

                           Under the guidance of this strong management group we anticipate that we will begin realizing the synergies of the combination in our 2004 fiscal year. The synergies and growth we expect to achieve from the combined businesses should deliver meaningful accretion in fiscal 2005.

                           As we also indicated in today's press release, we believe that the addition of dELiA*s puts Alloy in a position to pursue significant and value-creating strategic transactions involving our merchandise business. We plan to be proactive in pursuing opportunities, including receipt of a strategic investment, a merger, a sale or a full or partial leveraged spin-off. At this point I'd like to open the call up to Q&A.

                                                                    Exhibit 99.1
                                                                          Page 4


Moderator                  Our first  question will come from the line of Lauren
                           Levitan with SG Cowen. Please go ahead.

L. Levitan                 Thanks,  good morning.  Two questions for you,  Matt:
                           With respect to your comments about the combined company really being able to be a growth vehicle, can we assume that you're basing that on the view that you can grow the store base under the dELiA*s name, and if so, could you also comment on your assessment of the quality and expense levels of the dELiA*s lease? It's always been our understanding that that has been something that's really been dragging down the company.

                           Secondly, I'm wondering if you could comment on how important, if that piece of the business were to be separated, how critical having access to the Alloy and dELiA*s and other Web sites would be to your ongoing media business? Thanks very much.

M. Diamond                 Sure,  regarding the combined business and the retail
                           platform as an opportunity, what's unusual about this combination, and one of the reasons

                                                                    Exhibit 99.1
                                                                          Page 5


                           we're so excited, is you've got the strength of two very strong brands in the Alloy brand and the dELiA*s brand and some of the other brands within Alloy like CCS and Dan's.

                           On the girls side you have two extremely strong brands where there is a unique opportunity of having that combination of direct marketing and drive to retail that can help support a retail franchise. The challenge - and I think you're 100% correct in looking at some of the challenges that dELiA*s has had over the past year or so - is that that combination hasn't necessarily worked up to their expectations.

                           I think that some of the issued were related to store leases; they've been very proactive and successful, in the past year, of getting out of some of those more difficult leases, with kick-out clauses and things like that. We have proactively worked with them and looked at other leases and understand the schedules of where certain buyouts are to get out of some of the lesser performing stores. They've also proactively converted some of the stores into outlet stores, where now they have almost ten outlet stores of their total retail franchise.

                           So on an ongoing basis - and I think we referenced it in the release - the goal is to stabilize the retail operations and then from there it becomes a


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                                                                    Exhibit 99.1
                                                                          Page 6


                           fantastic platform, we believe, for a nice growth vehicle, where you really do have a unique combination that really no other teen franchise has anything like it, where you have a direct marketing franchise with some strong brands to drive to retail and can support that retail growth effort crossover, and everything from inventory, product line, and the coordination will, of course, continue to be critical.

                           In addition to that, you've got the unique e-commerce expertise that both dELiA*s had strength, and obviously Alloy brings a lot of strength there as well. So between the e-commerce, the direct mail, and the retail it really is a unique franchise that really there's no one else in the space that has that combination.

                           To your second question, that certainly is a key and exciting part of this transaction as well, is the dELiA*s Web site, the shipments that go out every day, the store opportunities even, are all unique media properties that we know, on our media side and the 360 Youth side, we're going to be able to leverage and monetize. We've already had some early discussions of some key clients we think we can target that will look forward to this unique media merchandising mix for them.

                                                                    Exhibit 99.1
                                                                          Page 7


                           So in a transaction where we create shareholder value by looking at either a spinout or a third-party transaction, or however else it's structured, clearly those components will remain with media and we've already pursued and looked at different ways, but those will be key parts of the media business going forward and we think we bring a lot to the table, no matter how that ultimately gets structured.

L. Levitan                 Matt,  can you  comment  on overlap  between  the two
                           brands  and  how  you  would  see   segmenting   them
                           differently,   or  do  you   really   think   they're
                           addressing a very comparable customer?

M. Diamond                 I'll let Jim  answer  that  specifically.  I will say
                           that there's been a lot of cooperation, in the last few months, with the folks at dELiA*s, looking at this closely, as well as just from a business perspective over the course of just doing business in the last few years, particularly in the last year, of sharing of name data bases and performance. Going into this transaction, or even in the discussion, there was already a high degree of knowledge as to how the brands were perceived in the marketplace.

J. Johnson                 Lauren,  I'll  follow up with  that.  The  brands are
                           obviously targeting the same market. There are some slight differences on the margin in terms of them being a little bit older, us being a little bit younger, but overall they

                                                                    Exhibit 99.1
                                                                          Page 8


                           are very similar, and when we looked at the databases combined, the interesting and, quite frankly, the good news of the deal is that in terms of the two large databases that we both bring to the table there's only about a 50% crossover in the names.

                           So what that means is that for each brand there's going to be that much more fuel for growth. They'll be virtually 50% incremental buyer and recent requester files, increases that we can bring to the table for each brand for growth. So that was one of the very interesting and very attractive parts of the deal.

Moderator                  Our next  question  will  come from the line of Peter
                           Benedict with CIBC. Please go ahead.

P. Benedict                Hey,  guys,  two  questions,   one  just  on  timing:
                           Basically it's a "why now?" question. You guys have been familiar with dELiA*s for a very long time and you've been in the process of kind of cleaning up your own direct marketing business. Just if you can kind of touch on kind of why now, why the transaction occurs now? Is it just because the price came down to a level where you think it's attractive or just touch on that?

                                                                    Exhibit 99.1
                                                                          Page 9


                           Then secondly, you guys do a lot of research on your own on how teens view certain brands. Did you use your teen research capabilities to kind of take a look at what teens currently think of the dELiA*s brand? Thanks.

M. Diamond                 Okay,  Peter,  as far as why now,  I think all of the
                           factors you  mentioned are  certainly  relevant,  but
                           ultimately   the  timing  was  excellent  for  us.  A
                           combination  of  us  having  a  merchandise  business
                           before  the  transaction  that was a nice  profitable
                           component but not a  high-growth  vehicle at all. One
                           in which we know  investors and ourselves  internally
                           had to  determine  strategically  how do you create a
                           larger  growth  engine for that part of your business
                           or allow  investors to have an  opportunity  to share
                           more in the growth of the media side of the business,
                           which   continues  to  enjoy  such  nice  growth  and
                           high-margin properties.

                           Looking at very strategic alternatives, ultimately the combination with dELiA*s, which was an opportunity that presented itself with us - with, of course, the right valuation, so it's a combination of both factors - allows us now to have a base in the merchandising business that does have scale. This combination will do $300 million in revenue, have an opportunity, we believe, and I think most certainly direct marketing and retail combinations can even be higher than this, a 10% operating margin business.

                                                                    Exhibit 99.1
                                                                         Page 10


                           So you look at a business like that, that's doing that kind of revenue, and theoretically - and we believe we can execute to it - can get yourself to an 8% to 12% operating margin business. Now we have our merchandising business on a platform that has growth. Bringing Walter Killough in to enhance an already strong management and merchandising structure that we have here allows us also to have more focus, specifically on this side of the business and focus it as a new growth potential, and we do believe that, given the sort of overall growth of the business and where we're heading, that we didn't want to look back a year or two from now and feel this constant drag, in essence, from part of our business that we just did not let grow.

                           The fact is if we - status quo, which for us is unacceptable, was having a merchandise business that was perceived by the public to be far less than we felt it was worth, and now we think we have an opportunity with the combination, given the valuation and given what was placed on our merch business as far as the public eye by most shareholders, of creating, we think, long term, a lot of value.

                                                                    Exhibit 99.1
                                                                         Page 11


                           So the timing for all those factors worked out very well and certainly worked out well on the dELiA*s side, as far as some of the strategic decisions that they were forced to make.

                           I think everybody's aware of the challenges they had over the course of the past year and they have really focused in bringing Evan Guillemin back into the business -I think it was probably critical to them - and then turning some things around, cleaning up some of these leases that Lauren referenced, getting their brand back into a position that really is what made them so successful for so many years.

                           So the timing, I think, is good for them as well, where with the combination that brand can be taken to the next level, which, of course, is a segue into your question.

                           That is the brand, across the board, to credit to dELiA*s, the story and everything else; that brand is very strong. I would say, in all the surveys and research that we ever do, it's well recognized as one of the stronger brands in the youth market. We certainly recognize that and we think that's a big part of why we believe, going forward, we're going to be able to leverage the synergies and take advantage of our infrastructure and some of the systems and processes we have in place here to really monetize that brand even beyond what we've been able to do and they've been able to do today.

                                                                    Exhibit 99.1
                                                                         Page 12


P. Benedict                Thanks,  Matt, just two more follow-ups quickly, if I
                           could: One, I assume Walter was involved in the due diligence here. Just kind of what was his role? Then when you speak to about a 10% operating margin business potentially, how long do you think it would take to get there and what are the key components to doing that? Is it more cost cutting, becoming more efficient, or is improving the productivity of your books, etc.?

M. Diamond                 As far as the due diligence, yes, we had a pretty, we
                           think,  deep and strong team working for a long time.
                           The transaction was off and on for various periods over the last three to six months, but Walter has been involved in every step of the way. He certainly understands and for those that know Walter, they know he's certainly considered, probably, the most well respected direct marketer out there.

                           So he  certainly  was  able to go in and,  given  his
                           background with J Crew, he understands the combination of retail and merchandising, and direct and e-commerce, as well as anybody, to seeing everything from the challenges that they had a year into why they had those challenges, to today, looking at what direction they were heading and what we needed to do to further stabilize it.

                                                                    Exhibit 99.1
                                                                         Page 13


                           We also brought in a team led by other consultants to focus simply on the retail leases and some of the options that we've got there going forward, so clearly a key part of it. And I can tell you, part of his plan is your next question. That is how do we get this to a more efficient operating margin?

                           I'll turn it over to Jim, but the core with any business like this - and I think there are some real immediate synergies I think Jim can reference - but it does come down to you having sort of your classic good inventory management, your coordination between your retail and your direct and your e-commerce franchises, and all of those things, many of which are very simple to fix or to do, dELiA*s has already done. Others, once we realize some of these cost synergies, I think we'll be well on our way.

J. Johnson                 Alright and I would break out kind of the transitions
                           and the synergies kind of in terms of short and maybe
                           medium and then long term.  Obviously  the short term
                           is ones  that  you're  going  to take a look at right
                           away and start  planning and executing on are some of
                           the  larger  ones,  such  as  the   distribution  and
                           fulfillment.    That's   something   that   we   have
                           traditionally outsourced and have paid a little bit more in the interest of not

                                                                    Exhibit 99.1
                                                                         Page 14


                           having to make that capital investment, and that is investment in management and systems time. They already have that capability and that's going to be able to take down our cost and fulfillment charges pretty significantly, and that's going to be a big part of this transaction.

                           Similarly, you have the work that you're going to do in the circulation area, which is going to really begin immediately and really continue throughout 2004 and 2005 as we test different things and try to figure out the best ways to leverage the database. Certainly all the contracts will be looked at, from the printing of the mailing to the outbound shipping to all of the basic things that you incur in running any business. Those can all be re-looked at with the addition of significant volume. So a lot of those areas will be looked at.

                           Then, kind of in the medium and the long term, you look at things like margin strategy, promotion strategy, timing, etc., etc. and those are where I think some really significant improvements can be made that will drop straight to the bottom line.

                           The interesting thing about this transaction is that the database that we'll have and that will be proprietary of ours will be really so significant. It'll be really unparalleled in the space and it's going to give us a lot of

                                                                    Exhibit 99.1
                                                                         Page 15


                           flexibility in terms of targeting and timing of mailings and promotions and margin leverage, because it's just so dominant in the space. All of those things and a lot more are going to be considered, really, over the next year's timeframe.

M. Diamond                 I think  just in terms  of,  as we said in the  press
                           release, when do we start seeing the larger synergies that we articulated in the press release, that $10 million to $15 million of annual synergies, I think you'll start to see a substantial portion of those in 2005. We expect to manage the business to begin achieving them in a big way in 2005. We should see some over the course of '04 and particularly towards the back half, as merchandise is repositioned and some of the circulation strategies start taking hold, but by '05 we should be getting a lot of those synergies.

Moderator                  We'll now go to the line of Doug  Anmuth  with Lehman
                           Brothers. Please go ahead.

D. Anmuth                  Thank you. Can you  elaborate a little bit,  from the
                           media standpoint, what you're seeing in the near term, the media impacts, and from a more strategic standpoint, down the road, what it means on the media side? Thank you.

                                                                    Exhibit 99.1
                                                                         Page 16



M. Diamond                 Sure, from a short-term  perspective,  I can tell you
                           we've got a sales force now that's extremely excited, as they're finding out about this this morning, the opportunities and what they'd love to get their hands on as far as media property. First you've got, between the Alloy Web site and the dELiA*s Web site, the most significant transaction-based Web site for youth out there and from a media perspective and an advertiser perspective that's very important.

                           We're certainly not going to promise anything for Q4 of this year but I can tell you we're certainly going to make efforts to try to do some things right away on that front; everything from credit card companies to retail to there's all sorts of opportunities that we believe, immediately, are going to be interesting to advertisers.

                           You've got a sampling opportunity beyond just our own current sampling, as you know, is significant in a high school and the colleges around the country. We also put sample packages in our outbound shipments. It's interesting from two perspectives. One, on the girl's side, even after you've doubled your shipments that go out, but you also now have your own fulfillment center. So we've been constrained a bit by the costs associated with third-party fulfillment when you want to do more creative media properties on the sampling side. So there's a direct opportunity there.

                                                                    Exhibit 99.1
                                                                         Page 17

                           In store, everything from inserts in the bags, advertising on the bags, we work with various retailers now. We have an agreement with Simon Malls, who's an example, where we're the agency of record for Simon Malls and we do various promotions for them. So we've always wanted to get our hands on a retail property because we think there are some significant opportunities there.

                           I will tell you, particularly as we're stabilizing the opportunities on the retail front, as this becomes a nice growth platform, we'll look forward to working very closely with the dELiA*s retail franchise because there'll be some ways to enhance and help that performance immediately from an advertising perspective.

                           And then finally, the database: Jim referenced this. It is a proprietary database that the opportunities that we've only begun to monetize on our end, we think, are going to be now greatly enhanced because it'll be very difficult for anyone else to try to get into this market, which is important from a competitive standpoint to an advertiser standpoint, as they're trying to reach this demographic.

                                                                    Exhibit 99.1
                                                                         Page 18

                           From a long-term perspective all of those things are, of course, applicable long term. So no matter what transaction we look at, going forward, those are certainly all going to be considerations as to how to continue to leverage those, but at the same time, this transaction, we believe, is significant because of the impressive growth opportunities, we believe, on the media side of our business.

                           Given how well positioned we are as the really dominant youth media marketing services company, we just feel that from a long-term perspective, investors and to really capitalize on that growth, the more independent that that opportunity is, the better. This opportunity, from a merger perspective, does give it the scale that we can look at those strategic alternatives sooner rather than later.

                           I think that certainly, no matter what happens from a long-term perspective, there'll be a services agreement between the properties so that the media side will represent the merchandise-based properties, regardless of what the strategic decision ultimately ends up being.

Moderator                  Our next  question  comes from the line of Greg Weiss
                           with Weiss Peck & Greer. Please go ahead. Greg Weiss, your line is open.

                                                                    Exhibit 99.1
                                                                         Page 19


G. Weiss Actually, you've answered most of the questions. It sounds like a great transaction. The only question I have is, one, what will the balance sheet look like after the transaction? How are you pronouncing it? Number two, can you quantify what synergies you think you'll have in the next 12 months? You've gone through what the synergies are, but just a number for that. Thanks a lot, guys.

M. Diamond                 Okay  great,  I'll  take the first cut at that on the
                           balance sheet. As most of people on the call - if not
                           all - know,  we did  complete a raise of roughly  $62
                           million  from  the  convert  transaction.   The  cash
                           associated with this deal will not be spent until the deal actually closes sometime in September. So what we basically did was analyze the impact of this transaction on our expected cash balances through the rest of this fiscal year to the end of the fiscal year.

                           It's our expectation that even with the $50 million in cash outlay associated with this deal, we would expect to end this fiscal year in the neighborhood of $55 million of cash and marketable securities still on the balance sheet, which gives us a high degree of dry powder to continue to look for other opportunities out in the, particularly, media space to deploy our capital. The transaction, as we've considered it, should leave us in very solid financial position balance sheet side.

                                                                    Exhibit 99.1
                                                                         Page 20


M Before Jim answers you second question, it's also worth noting that, from a media perspective, we believe there are components of this that are, in essence, a media transaction for us. As we're looking at other alternatives, they are certainly in the context of the fact that in this transaction we are acquiring some nice media properties (background noise)...changes the appetite potentially for some other transactions because you are getting the benefit of that.

J. Johnson                 Then in terms of some of the cost synergies I'll kind
                           of  break  them  down  in  some  general  categories.
                           Certainly distribution is a significant one. We're really looking in the range of even up and above $2 in terms of cost per order, which can bring you to the - so that brings you to a pretty significant number. We kind of peg that between that between five and seven. There's a whole bucket of other contract costs, whether it's printing and mailing and outbound shipping, and that kind of equals into the two to three.

                           Then obviously circulation is probably the biggest upside right now. I think I mentioned that there's a 50% crossover in the database. We have

                                                                    Exhibit 99.1
                                                                         Page 21


                           done, on both sides, some testing of each other's database in terms of name exchanges over the years and we think that there could be anywhere from, on the low end, $2 million there to really significant upside well north of that, depending on how some things work out.

                           So I would say those are the general categories. We're not going to get them all immediately; they're going to be phased in, really, across 2004, but by 2005, as Sam mentioned, we should have those.

M. I would imagine the fulfillment isn't going to be kicking in until the back half of next year, just because you have the logistics and challenges of moving merchandise out of existing facilities and consolidating them into the main facility that dELiA*s possesses. So that, realistically, won't start to benefit us until the second half of next year. The circulation opportunities should start to emerge, really, at the beginning of '04, and with respect to some of the contracts, printing, etc., those, too, should really begin to emerge beginning '04.

G. Weiss One other question: So in the next 12 to 18 months we should be looking at roughly $10 million to $15 million, roughly, of savings?

M.                         Diamond Correct.

                                                                    Exhibit 99.1
                                                                         Page 22

G. Weiss Okay, another question is what will the effect be on the combined gross margin from the elimination of undisciplined price, given what's happening? What kind of gross margin increase do we look for?

M. Diamond That's a very valid question. I can tell you that as we were talking about this discussion and how to lay out some of the different benefits we've intentionally not said gross margin, only because we want to test a number of things to figure out how to optimize it, but there is no doubt we believe there is significant opportunity there.

                           It just needs to be tested as to the price sensitivity. dELiA*s has been the largest competitor to the girls' direct side of the business and I think both groups, as we sat with Evan and Walter and talked about - and Sharon - the different possibilities. Clearly they have a whole number of tests that they want to do and we do think that can certainly be some nice upside once those tests can be put in. I think our internal estimates are one and a half to two, as far as points on the margin.

Moderator                  We'll go to the line of Barbara Coffey with Jeffries.
                           Please go ahead.

                                                                    Exhibit 99.1
                                                                         Page 23



B. Coffey                  Good  morning,   a  couple  quick   questions:   This
                           acquisition  is  occurring in the middle of your very
                           important  back to school and holiday  time.  Can you
                           speak  a bit to how  you're  timing  things  so  that
                           management's  attention  isn't  diverted  from making
                           this holiday and back to school work?  Also,  can you
                           speak  a  bit  to  how  dELiA*s  did   purchasing  of
                           inventory, because you have always been sort of a fast follower and I was wondering if they have the same approach to this or how that piece is going to work through?

J. Johnson                 Barbara,  I'll take both of those.  This is Jim. True
                           to the management attention, everybody, for the next month, or before the transaction closes, is really going to be focused on their own business. So all of the operating management will continue to be focused exactly on what they were focused on before.

                           In addition, however, some of my time - Walter Killough obviously has been brought in, as well as Evan and Sharon will be spending some time behind the scenes coordinating the initial steps of the integration and what are the key things that need to be done. So I think that from an operating management standpoint we do have that covered. I also think that by the time the transaction closes most of the key decisions, in terms of merchandising, will have been made for the holiday season.

                                                                    Exhibit 99.1
                                                                         Page 24


                           Now obviously we'll have to execute on those but we don't see that as being as much of a problem as the actual merchandise selection, pricing and circulation decisions that will already be made by the time this transaction closes. So I think that will be a challenge like anything else, but I think that we have that covered pretty well.

                           Then with regard to the fast-follower strategy versus I think what you're implying is maybe dELiA*s had gone to, recently, a little bit more of a vertically integrated sourcing scheme. I think that in talking with the management we're kind of both getting onto the same page with being kind of fast followers and being very close to market and sourcing from the market and having domestic production. That is something that we look to be building a business on.

                           Obviously that was a foundation of our business since the beginning and has led to a lot of success. That was a foundation of their business in the beginning. They went through, I think, a little bit of a shift, but it seems like everybody is back on the same page now and that's certainly going to be the strategy going forward.

                                                                    Exhibit 99.1
                                                                         Page 25


Moderator                  We have a question  from the line of Bharat  Pliebi a
                           private investor. Please go ahead.

B. Pliebi                  Yes,  my  question  is when we get that ...  from the
                           media  shareholders,  is it subject to any  condition
                           that this deal is final or needs more  approval  from
                           other   shareholders.   I  really   ...  35%  of  the
                           shareholders approved this deal so far. Can you elaborate on that, please?

M. Diamond                 Those  are the  ones  that  have  basically  signed a
                           support  agreement  and then it will be going  out to
                           the broader  shareholder  base.  It's  certainly  our
                           expectation  that, given that there's already support
                           up  to  the  35%  level  and  that  their   board  is
                           recommending shareholders to take this, that the shareholder vote in favor of doing the transaction is likely to go in our direction. We're certainly assuming that it will.

                           The only other significant regulatory piece here would be that Hart Scott Rodino review got antitrust related. We go into that process with an expectation that we will emerge favorably and be able to complete the deal. That's the largest regulatory issue that we face beyond the shareholder vote issue.

Moderator                  We have no  further  questions  in the  queue at this
                           time. Please continue.

                                                                    Exhibit 99.1
                                                                         Page 26



A. Goodman                 Thank you. We  appreciate  all the  participation  on
                           this call. We look forward to reporting on our second
                           quarter  conference  call during the month of August.
                           We also look  forward to frequent  updates  regarding
                           this transaction and then,  subsequent to the closing
                           of   this   transaction,   the   strategy   and   the
                           implementation  of that strategy for  monetizing  the
                           growth  of  both  the   merchandise   and  the  media
                           business. Thank you.

Moderator                  Ladies  and   gentlemen,   that  does  conclude  your
                           conference   for   today.    Thank   you   for   your
                           participation    and   for   using   AT&T   Executive
                           Teleconference Service. You may now disconnect.